Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603
                               October 5, 2021




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 9514
                    Raymond James Mid-Cap Select Portfolio
                                 (the "Trust")
                      CIK No. 1860095 File No. 333-259050
--------------------------------------------------------------------------------



Dear Mr. Cowan:

      We   received  your  additional  comments  regarding   the  Registration
Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Schedule of Investments
_______________________

      1. PLEASE CONFIRM THAT THE ONLY CONFLICTS ARE DESCRIBED IN THE NOTES TO THE CURRENT FILING, OR WILL THERE BE SOME ADDITIONAL CONFLICTS NOTED? IF SO, WE WOULD LIKE TO SEE BEFORE THE PRE-EFF THAT WE WILL NEED TO ACCELERATE.

      Response: The Trust confirms that the only conflicts are described in the notes to the current filing.

Portfolio
_________

      2. PLEASE SPECIFY THE MICRO AND MACRO TRENDS THAT RAYMOND JAMES USED TO SELECT THE STOCKS FOR THE TRUST, AS THE TRENDS ARE THE BASIS FOR THE STOCKS THAT ARE SELECTED.

      Response: In accordance with the Staff's comment, the disclosure will be revised as follows:

      "The portfolio invests in approximately 30 equally weighted common stocks of companies that Raymond James believes will benefit from certain macroeconomic and microeconomic trends over the next 13 months, including: rising interest rates, driven by higher inflation and lower purchases by the Federal Reserve, which has resulted in small cap, mid cap and value indexes outperforming large cap and growth-oriented indexes (macro); and housing demand and its effect on pricing power for homebuilders, higher oil prices and their effect on the cash flow and distributions of oil and gas exploration companies and the work from home environment and its effect on software companies (micro)."

      3. THE STAFF NOTES THAT THE REVISED DISCLOSURE STATES: "THE SPONSOR THEN PERFORMS A SERIES OF QUALITY AND LIQUIDITY SCREENS TO ENSURE SUITABILITY FOR INCLUSION IN THE TRUST." PLEASE SPECIFY THE QUALITY AND LIQUIDITY SCREENS USED BY THE SPONSOR.

      Response: In accordance with the Staff's comment, the following disclosure will be added to the Trust's prospectus:

      "For the quality screen, the Sponsor screened for companies with market capitalizations of typically $100 million or greater, analyst stock ratings with an average of hold or higher, investment grade bond credit ratings and stocks that trade on a major U.S. stock exchange. For the liquidity screen, the Sponsor only selected stocks that have enough daily liquidity to adequately support the buying and selling of the anticipated number of shares on any given day to meet the Trust's purchases and/or redemption requirements."

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By /s/ Daniel J. Fallon
                                          ____________________
                                          Daniel J. Fallon